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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 2003


                                WORLD GAMING PLC
                                ----------------
                    (Exact Name as Specified in its Charter)

                                       N/A
                                       ---
                       (Translation of Registrant's Name)

                           Station House, Station Road
                                  Barnes Common
                            London, SW13 OHT, England
                            -------------------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X         Form 40-F
                    -----                  -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                    No    X
              -----                 -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

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                                  Page 1 of 13

         EXPLANATORY NOTE: This Form 6-K is being filed to disclose an investment in World Gaming Plc (the "Registrant"), changes in its Board of Directors and management, and a change in the Registrant's certifying independent accountant.

         I. On April 4, 2003, the Registrant completed the sale of shares and a convertible note to Goodison Park Limited. Specifically, Goodison Park purchased 5,000,000 ordinary shares of the Registrant for a purchase price of U.S.$600,000. In addition to the sale of such shares, the Registrant issued to Goodison Park an unsecured convertible note in the principal amount of U.S.$900,000 against a loan by Goodison Park to the Registrant in the same amount. The unpaid principal amount of the note is convertible at any time at a rate of U.S.$0.12 per share, for an aggregate of up to 7,500,000 ordinary shares of the Registrant. The Note matures two years from the date of issue, bears no interest, and is convertible into ordinary shares at the discretion of Goodison Park until the Note is fully repaid. The proceeds of the sale and loan will be used for working capital and general corporate purposes. Goodison Park Limited is a corporation organized under the laws of the British Virgin Islands, and a subsidiary of Sportingbet Plc, the Registrant's largest licensee.

         II. Effective April 4, 2003, the Registrant's Board of Directors elected Victor Collins, to serve as a member of the Board of Directors until the next Annual General Meeting . On April 9, 2003, Nicholas Jackson, the Registrant's then Chief Executive Officer and a member of the Board of Directors, resigned from both positions. Clare Roberts and Victor Collins, the then remaining members of the Registrant's Board of Directors, elected new directors in accordance with English law and the Registrant's constitutional documents. As of April 11, 2003, the following persons joined Mr. Roberts and Mr. Collins as new members of the Registrant's Board of Directors: James Grossman, Daniel Moran, and David Fleming. Also effective April 11, 2003, Mr. Grossman replaced Mr. Roberts as Chairman, and Daniel Moran was selected by the Board of Directors as the Registrant's new Chief Executive Officer. In addition to the foregoing, Simon Coulthard resigned as Group Finance Director effective April 15, 2003.

                  Daniel Moran, the Registrant's new Chief Executive Officer and a new director, has over 15 years of international business experience, primarily in the technology and Internet sectors. Most recently, he was the Managing Director for Sportingbet Australia, where his duties included strategic planning, automation of the business processes, overseeing operations, regulatory compliance, government relations and the management of a 50 personnel staff. Prior to joining Sportingbet in March 2000, Mr. Moran was a consultant in Australia, providing advice to companies seeking to organize and become licensed to conduct Internet gaming operations in a regulated market.

                  James Grossman, the Registrant's new Chairman of the Board, is an attorney based in San Francisco, California in the United States. Mr. Grossman has been Of Counsel to the law firm of Reed Smith Crosby Heafey (formerly Crosby, Heafey, Roach & May) since January 2000. From 1995 to 1999 he was a sole practitioner as well as business consultant.

                  Victor Collins, a new member of the Registrant's Board of Directors, has been the Director of Finance and Investment for Intermar Investment Resources in Brazil, focusing primarily on industrial investments over the last 7 years. Over the past 20 years, Mr. Collins has also been an investment and finance consultant for companies such as Goodison Park Limited and other companies within the leisure industry.

                  David Fleming is currently Chief Technology Officer of the Registrant and is responsible for the technology of its global operations. Mr. Fleming joined the Registrant from IronLion Management Inc., a wireless incubation company, where he held the position of Chief Technical Officer and Partner. Previously, Mr. Fleming was founder and Chief Technology Officer at White Picket Defense Inc., a wireless security product company.

                  Attached hereto as exhibits to this Form 6-K are press releases issued by the Registrant dated April 7, 9 and 11, 2003 relating to certain of the foregoing matters.

         III. As of April 11, 2003, the Registrant dismissed HJ & Associates, LLC ("HJ & Associates") as its principal independent auditor in the United States effective February 15, 2003. HJ & Associates has audited the Registrant's financial statements for the financial years ended April 30, 2001 and 2000 and the eight month period ended December 31, 2001.

                  HJ & Associates was dismissed following the Registrant's reorganization into a new holding company structure and concurrent re-domicile to the United Kingdom. As a consequence of such reorganization and re-domicile, the Registrant was required to engage a U.K. accounting firm to serve as its auditor in the United Kingdom for U.K. reporting purposes. On June 20, 2002 at the Registrant's Annual General Meeting, the Registrant engaged Baker Tilly, a United Kingdom auditing and accounting firm as its U.K. auditor, while HJ & Associates continued to serve as the Registrant's auditor for reporting purposes in the United States. The Registrant later decided to centralize all auditing functions in Baker Tilly, and the Board of Directors approved the dismissal of HJ & Associates and the engagement of Baker Tilly as the Registrant's principal independent auditor for reporting purposes both in the United Kingdom and the United States with respect to the annual financial statements for the year ended December 31, 2002 and thereafter, as confirmed by the Registrant's Board of Directors on April 11, 2003.

                  None of the reports of HJ & Associates on the Registrant's consolidated financial statements during the financial years ended April 30, 2001 and 2000 and the eight month period ended December 31, 2001 contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles, except as set forth in the next paragraph.

                  HJ & Associates' report on the consolidated financial statements of the Registrant at the eight months ended December 31, 2001 and the financial years ended April 30, 2001 and 2000 contained a separate paragraph stating: "The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 19 to the consolidated financial statements, the Company has accumulated significant losses, has negative working capital and deficit in stockholders' equity, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these natters are also described in Note 19. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties."

                  During the eight month period ended December 31, 2001, the financial years ended April 30, 2001 and 2000 and the subsequent interim period through February 15, 2003, Registrant and HJ & Associates did not have any disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions, on any matter of the accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of HJ & Associates would have caused it to make reference in connection with its report on the Registrant's financial statements to the subject matter of the disagreement.

                  During the eight month period ended December 31, 2001, the financial years ended April 30, 2001 and 2000 and the subsequent interim period through February 15, 2003, HJ & Associates has not advised the Registrant that:

                           (a) the internal controls necessary for Registrant to
develop reliable financial statements do not exist;

                           (b) information has come to its attention that has
led it to no longer be able to rely on management's representations, or that has made it unwilling to be associated with the financial statements prepared by Registrant's management;

                           (c) (1) the scope of its audit should be expanded
significantly, or that information has come to its attention that if further investigated may (i) materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements; or the financial statements issued or to be issued covering the financial periods subsequent to the date of the most recent financial statements covered by an audit report, or (ii) cause it to be unwilling to rely on Registrant management's representations or be associated with Registrant's financial statements; and (2) due to their dismissal or for any other reason, HJ & Associates did not so expand the scope of its audit or conduct such further investigation; or

                           (d) (1) information has come to its attention that
materially impacts the fairness or reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the financial periods subsequent to the audit report issued for the eight month period ended December 31, 2001, and the financial years ended April 30, 2001 and 2000; and (2) due to the dismissal the issue has not been resolved to the auditor's satisfaction prior to its dismissal.

                  Attached hereto as an exhibit to this Form 6-K is a letter by HJ & Associates, LLC dated April 23, 2003 to the Securities and Exchange Commission relating to the change of the certifying accounting firms by the Registrant. The letter is incorporated herein by reference.

EXHIBITS

Exhibit           Description of Exhibit
-------           ----------------------

1        Press Release by Registrant, dated April 7, 2003

2        Press Release by Registrant, dated April 9, 2003

3        Press Release by Registrant, dated April 11, 2003

4        Letter of HJ & Associates, LLC dated April 23, 2003


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    April 23, 2003

                                        WORLD GAMING PLC


                                        By: /s/ James Grossman
                                        Name:  James Grossman
                                        Title:  Chairman of the Board

                                  EXHIBIT INDEX


Exhibit           Description of Exhibit
-------           ----------------------

1        Press Release by Registrant, dated April 7, 2003

2        Press Release by Registrant, dated April 9, 2003

3        Press Release by Registrant, dated April 11, 2003

4        Letter of HJ & Associates, LLC dated April 23, 2003

                                                                       EXHIBIT 1

WORLD GAMING PLC SECURES STRATEGIC FINANCIAL PARTNER
- NEW RELATIONSHIP BRINGS STABILITY AND PROVIDES CATALYST FOR GROWTH

LONDON, UK, 7 APRIL, 2003 - World Gaming plc (OTC BB: WGMGY), a UK-based I-gaming software and e-business services company, is pleased to announce that it has entered into a strategic financial partnership with Goodison Park Limited.

INVESTMENT
Goodison Park Ltd, an investment company specializing in Information Technology investment and development, has acquired an interest in World Gaming plc by way of share acquisition and a convertible loan.

LONG TERM COMMITMENT
The investment enables World Gaming to fund its capital requirements and new product development costs to accelerate growth. Goodison Park Limited has identified online gaming as an investment with excellent growth potential and indicated to World Gaming's Board of Directors that additional funds are available to finance advancements in the future.

FOCUSING ON THE FUTURE
Commenting on the investment Nicholas Jackson, World Gaming's CEO stated, "Goodison Park Limited's investment may well prove to be a watershed in the Company's history. World Gaming plc can look forward to the future with increased confidence knowing that it has an investor who, by providing significant funds, has demonstrated their commitment to the long-term success of the Company by providing significant funding. Goodison Park Limited's investment is extremely good news for World Gaming and its shareholders."

CORPORATE BACKGROUND
World Gaming plc is a UK-based I-gaming software and e-business services company. The Company is an international developer, licensor, and provider of online gaming products, including casino, sportsbook, and pari-mutuel betting. For more information about World Gaming PLC, visit the company's Web site at www.worldgamingplc.co.uk.

Starnet Systems International Inc., a subsidiary of the Company incorporated and operating out of Antigua, licenses its gaming software to third parties for an initial licensing fee and monthly royalties. Inphinity Interactive Inc., a wholly owned subsidiary of the Company develops gaming software and web pages. The Company's Internet casino is operated by its subsidiary, World Gaming Europe Limited and is incorporated and operating out of the U.K. The address for this site is www.worldgaming.com.

Contact:
Investor Relations
World Gaming plc
Rob.Grace@WorldGaming.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make certain forward-looking statements in this document within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides a safe harbour for forward-looking statements. To comply with the terms of the safe harbour, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this document, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made. These forward-looking statements speak as of the date of this document.

The forward-looking statements are not guarantees of future performance and involve risk and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements. These statements are based on our current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, without limitation, the risks and uncertainties referred to in our filings with the Securities and Exchange Commission, including our most recent Form 20-F.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.

                                                                       EXHIBIT 2

WORLD GAMING PLC ANNOUNCES INVESTMENT BY SPORTINGBET PLC; RESIGNATION OF CEO
- INDICATES STRENGTHENED BOARD OF DIRECTORS

LONDON, UK, 9 APRIL, 2003 - World Gaming plc (OTC BB: WGMGY), a UK-based I-gaming software and e-business services company, is pleased to provide additional details on the strategic partnership with Goodison Park Ltd. that was announced in a press release dated 7 April, 2003. Goodison Park Ltd. is a subsidiary of Sportingbet Plc, World Gaming's largest licensee.

Sportingbet has advised the Company that this investment has been made with the intention of securing the Company's future as an independent entity and to ensure that the Company is able to deliver the leading package of software to the online gaming industry. Sportingnet advises that it is lending its financial support to increasing the Company's creativity and accelerating its product development.

Concurrent with Sportingbet's investment, Nicholas Jackson, the current Chief Executive of World Gaming, submitted his resignation as a member of the Board of Directors and as Chief Executive Officer with immediate effect. Nicholas Jackson, outgoing Chief Executive Officer of World Gaming, stated:

"After having given a number of years' service to World Gaming, I am pleased to be departing having secured new investment for World Gaming and insured its future prosperity, through arranging investment from World Gaming's largest licensee, Sportingbet. Previously I have not been in a position to disclose that Goodison Park is a subsidiary of Sportingbet, but I am now free to do so. Accordingly, I wish the incoming members of the World Gaming Board every success for the future in continuing World Gaming's commitment to quality and performance."

The existing Board is now in the process of electing new Board members. This procedure is expected to be completed later this week and the new Board will select a new Chief Executive Officer thereafter.

CORPORATE BACKGROUND
World Gaming plc is a UK-based I-gaming software and e-business services company. The Company is an international developer, licensor, and provider of online gaming products, including casino, sportsbook, and pari-mutuel betting. For more information about World Gaming PLC, visit the company's Web site at www.worldgamingplc.co.uk.

Starnet Systems International Inc., a subsidiary of the Company incorporated and operating out of Antigua, licenses its gaming software to third parties for an initial licensing fee and monthly royalties. Inphinity Interactive Inc., a wholly owned subsidiary of the Company develops gaming software and web pages. The Company's Internet casino is operated by its subsidiary, World Gaming Europe Limited and is incorporated and operating out of the U.K. The address for this site is www.worldgaming.com.

Contact:
Investor Relations
World Gaming plc
Rob.Grace@WorldGaming.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make certain forward-looking statements in this document within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides a safe harbour for forward-looking statements. To comply with the terms of the safe harbour, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this document, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made. These forward-looking statements speak as of the date of this document.

The forward-looking statements are not guarantees of future performance and involve risk and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements. These statements are based on our current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, without limitation, the risks and uncertainties referred to in our filings with the Securities and Exchange Commission, including our most recent Form 20-F.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.

                                                                       EXHIBIT 3

WORLD GAMING PLC COMPLETES NEW BOD; APPOINTS CEO
- EXPRESSES COMMITMENT TO REGULATION, ACCOUNTABILITY, GROWTH AND SHAREHOLDER VALUE.

LONDON, UK, 11 April, 2003 - World Gaming plc (OTC BB: WGMGY), a UK-based I-gaming software and e-business services company, is pleased to announce a new board of directors consisting of James Grossman, a San Francisco-based attorney, who will serve as Chairman; Daniel Moran, World Gaming's Chief Executive Officer; David Fleming, World Gaming's Chief Technology Officer; Clare Roberts, World Gaming's Antiguan counsel; and Victor Collins, a UK-based financier. The board has selected Daniel Moran as the Chief Executive Officer.

Daniel Moran has over 15 years of international business expertise, primarily in the technology and Internet sectors. Most recently he was the Managing Director for Sportingbet Australia. Mr. Moran has a broad range of technology-related experience through his software and I-gaming companies, his entrepreneurial endeavors and with corporate giants such as Motorola.
"Moving forward World Gaming will be operating as a progressive, independent company and abide by the following core values: regulatory compliance, public accountability, product innovation, and shareholder value", stated Mr. Moran. "The first step for the company is the development of a fresh, clear business plan."

CORPORATE BACKGROUND
World Gaming plc is a UK-based I-gaming software and e-business services company. The Company is an international developer, licensor, and provider of online gaming products, including casino, sportsbook, and pari-mutuel betting. For more information about World Gaming PLC, visit the company's Web site at www.worldgamingplc.co.uk.

Starnet Systems International Inc., a subsidiary of the Company incorporated and operating out of Antigua, licenses its gaming software to third parties for an initial licensing fee and monthly royalties. Inphinity Interactive Inc., a wholly owned subsidiary of the Company develops gaming software and web pages. The Company's Internet casino is operated by its subsidiary, World Gaming Europe Limited and is incorporated and operating out of the U.K. The address for this site is www.worldgaming.com.

Contact:
Investor Relations
World Gaming plc
Rob.Grace@WorldGaming.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make certain forward-looking statements in this document within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides a safe harbour for forward-looking statements. To comply with the terms of the safe harbour, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this document, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made. These forward-looking statements speak as of the date of this document.

The forward-looking statements are not guarantees of future performance and involve risk and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements. These statements are based on our current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, without limitation, the risks and uncertainties referred to in our filings with the Securities and Exchange Commission, including our most recent Form 20-F.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.

                                                                       EXHIBIT 4

Office of the Chief Accountant
Securities and Exchange Commission
Mail Stop 11-3
450 Fifth Street, N.W.
Washington, D.C. 20549


April 23, 2003

Dear Sir or Madam:

We have read the information contained in Section III of the Form 6-K for the month of April, 2003, of World Gaming Plc (Commission File Number 0-32793) to be filed with the Securities and Exchange Commission, and are in agreement with the information contained therein, except that we are not in a position to independently verify that the change was ratified by the Board of Directors of World Gaming Plc on April 11, 2003.

Yours truly,

/s/ HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah